1.       Name and address of Reporting Person

         (Last)                             (First)                  (Middle)
         Cheng                              Chao (Jensen)             Ming

2.       Date of Event

         03/16/98

3.       N/A

4.       Issuer Name and Ticker

         Best Medical Treatment Group, Inc. - "BMTM"

5.       Relationship to Issuer

         10% Holder, President, CEO and Director

6.       If amendment, Date of original

         N/A

              Table I - Non Derivative Securities Benefically Owned

                                                                                             Nature of
           Title of                                               Ownership                  Indirect
           Security                      Amount                   (D or I)                   Ownership

       Common Stock                      2,230,000             D


                Table II - Derivate Securities Beneficially Owned

                                                     Title of                  Conversion/               Nature
                         Date        Expiration     Underlying     Amount of    Exercise                   of
        Title         Exercisable       Date        Securities      Shares        Price      D or I     Indirect

    Not applicable


/s/ Jenson Cheng                                          March 27, 1998
Signature                                                     Date